February 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs/Mesdames:

Re: ZenaTech, Inc. – Request to Withdraw Registration Statement on Form 20-FR (File No. 001-41852)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ZenaTech, Inc. (the “Company”) hereby requests that the above-referenced registration statement on Form 20-FR originally filed on October 27, 2023, including all exhibits filed therewith and all amendments thereto (the “Form 20-FR”), be withdrawn effective as of the date hereof.

The Company has determined to refile the information in the Form 20-FR under a Form F-1. The Form 20-FR was not declared effective and none of the Company’s securities has been issued or sold pursuant to the Form 20-FR. The Company is withdrawing the Form 20-FR on grounds that the withdrawal of the Form 20-FR is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form 20-FR be credited to the Company’s account to be offset against the filing fee for future use by the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Yours truly,

ZENATECH, INC

Per: /s/ Dr. Shaun Passley
Dr. Shaun Passley
Chief Executive Officer